# National Futures Association

| | | | |
|---|---|---|---|
| **Filed** | March 06, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Business Information

**Business Address**      LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**Phone Number**      61-2-8232-3333

**Fax Number**      Not provided.

**E-mail Address**      Not provided.



| **Filed** | March 06, 2015 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Location of Business Records

### Business Records Address

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

### U.S. Address for Production of Business Records

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES



| | | | |
|---|---|---|---|
| **Filed** | March 06, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Contact Information

### Registration Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-1598
E-mail: JOSEPH.ROSS@MACQUARIE.COM

### Membership Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Accounting Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-2399
E-mail: JOSEPH.ROSS@MACQUARIE.COM

| **Filed** | March 06, 2015 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

### Arbitration Contact

ANTHONY LENNON
CHIEF REPRESENTATIVE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-2083
Fax: 212-231-2177
E-mail: ANTHONY.LENNON@MACQUARIE.COM

### Compliance Contact

MICHELLE BROOM
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Exempt Foreign Firm Contact

ANDREW STEWART
FUTURES DIVISION
LEVEL 5, 1 MARTIN PLACE
SYDNEY  NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412

**Filed**         March 06, 2015                **OMB Number**  3038-0072
**Registrant**    MACQUARIE BANK LIMITED         **NFA ID**      0240934
**Submitted By**  JOSEPH ROSS                    **User ID**     ROSSJ1

### Chief Compliance Officer

STEVEN LYONS
CHIEF COMPLIANCE OFFICER
L2 50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA
Phone: 61 2 82328752
E-mail: STEPHEN.LYONS@MACQUARIE.COM

### Enforcement/Compliance Communication Contact

JOHN POLANIN, JR.
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1595
Fax: 212-231-1598
E-mail: JOHN.POLANIN@MACQUARIE.COM

### Enforcement/Compliance Communication Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

| **Filed** | March 06, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.